U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Amendment No. 1 to FORM 10-SB

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                 or 12(g) of the Securities Exchange Act of 1934

                               CYPOST CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                       Delaware                        98-0178674
        ----------------------------------------   -------------------
            (State or Other Jurisdiction of         (I.R.S. Employer
             Incorporation or Organization)         Identification No.)

                 101-260 W. Esplanade
             N. Vancouver, British Columbia              V7M3G7
        ----------------------------------------   -------------------
        (Address of Principal Executive Offices)       (Zip Code)


                                  (604)904-4422
              ----------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class         Name of Each Exchange on Which
           to be so Registered         Each Class is to be Registered
           -------------------         ------------------------------

                  None                               None
           -------------------         ------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                 ----------------------------------------------

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business.

      (a)  Business Development.

      CyPost Corporation (hereinafter referred to as the "Registrant", the "Issuer", or as "CyPost"), a Delaware corporation, was formed on September 5, 1997 under the name "E Post Corporation" to operate as the parent company of two wholly-owned, sister subsidiaries: ePost Innovations, Inc., a corporation organized under the laws of British Columbia, Canada ("ePost Canada") and CyPost USA, Inc., a Delaware corporation formed on September 5, 1997 by the Company ("CyPost USA"). Shortly after its formation, ePost Corporation changed its name to "CyPost Corporation" to minimize potential trademark difficulties with third parties. ePost Canada was formed on March 27, 1997 and was acquired by the Issuer on September 15, 1997 (the "Acquisition"). Prior to the Acquisition, ePost Canada was a wholly owned subsidiary of Mushroom Innovations, Inc. a corporation organized under the laws of British Columbia ("MII"). Under the terms of the Acquisition, the Issuer acquired from MII all of the issued and outstanding shares of ePost Canada, as well as all intellectual property rights then owned by ePost Canada, in exchange for 2,000,000 shares of CyPost's Common Stock. On October 29, 1998, CyPost acquired all of the issued and outstanding capital stock of Communication Exchange Management Inc., a British Columbia corporation, from MII in exchange for 4,180,000 CyPost shares valued at $0.07 per share. Communication Exchange Management Inc. remains a wholly owned subsidiary of CyPost. Unless otherwise stated herein, all dollar amounts refer to U.S. Dollars ("USD$")--not Canadian Dollars ("CDN$). Through various acquisitions, CyPost conducts its business through the subsidiaries listed on
Exhibit 21.

      (b) Business of the Issuer.

      The Issuer is a holding company, the principal assets of which consist of the capital stock of CyPost USA, the capital stock of ePost Canada and the capital stock of the other subsidiaries listed on Exhibit 21. The company conducts no business on its own independent of CyPost USA or ePost Canada. To date, the Issuer, through its operating subsidiaries, has been largely involved in two separate, but complementary businesses, i.e.(i)the development and sale of software products using email encryption to enhance user security and convenience ("Software Products"), and (ii) providing internet connection services to subscribers. (Unless otherwise qualified herein, the term "Company" shall be used to refer to the business operations of the Registrant and its consolidated subsidiaries.) The Company is currently selling six versions of its "Navaho" software encryption programs which are more specifically described below. The Company is developing or partnering with a number of companies to provide products and services to its Internet Service provider customers through an Application server model which promotes server level distribution of products rather than end user solutions. On February 23, 2000, the Company completed the acquisition of Playa Corporation developers of the "Yabumi" instant messaging and e-greeting card service. The "Yabumi" community of users numbers approximately 85,000 and is located in Japan.

      Markets for Software Products.

      The Company has developed the Navaho family of software products for the following markets:

            1) Personal Use--consumers who have little or no technical knowledge of computers and computer programs but who wish to keep electronic correspondence private.

            2) Professional Use--professional business users such as attorneys, accountants, medical doctors, as well those who need secure communication capability while traveling

            3) Small Businesses--companies between 10-50 employees with a small, or no Information Services department and who operate out of a single location

            4) Enterprise--large businesses with more than 50 employees and who use corporate intranets including LAN's and WAN's, Extranets, and government institutions

Products

      The Company currently offers six (6) different security encryption software products each of which bear the name "Navaho". (See discussion of these under "Status of any publicly announced new product or service").

Distribution Method of Software Products and ISP Service.

      The CyPost family of Software Products are delivered both digitally over the Internet and through distributors who sell shrink-wrapped versions. CyPost's website, www.cyost.com, offers a full description of its products and the chance for viewers to make a "cyber-purchase " of its software. In addition, consumers are able to purchase products directly from popular online retail sites such as www.beyond.com, www.egghead.com, www.cdw.com, and www.futureshop.com to name a few. CyPost has entered into a distribution agreement with Digital River, Inc., a company that provides proprietary software delivery technology to more than 2000 software publishers and online retailers. The Company has also negotiated with several distribution competitors of Digital River, Inc. who offer similar capabilities including ReleaseNow.com, NetSales, Inc. and ShopNow.com. The Company estimates that its Navaho products are currently available at more than 1000 secure websites.

      CyPost's acquisition strategy includes the acquisition of Internet Service providers with a target of acquiring an additional 50,000-100,000 subscribers to add to its approximately 200,000 existing subscribers. This network of service provider subscribers become a direct marketing and distribution channel for CyPost. The Company plans to market the Navaho family of products including Navaho Express (a promotional version of Navaho Lock with Voice) to the client base in early 2000. CyPost will also distribute a line of privacy and protection solutions through industry partnerships such as content management solutions and anti-virus protection.

      Further to the ISP distribution network, the Company plans to secure a relationship with a major advertising firm to work as representatives of the aforementioned Navaho Express, the promotional version of the Navaho products. This relationship will leverage the advertising firm's client base and their need for one to one marketing tools.

Status of any publicly announced new product or service.

      Navaho Lock: Navaho Lock software enables consumers to send and receive secure email and attachments such as documents, spreadsheets, digital sound files, and business presentation. The program is intuitive, simple to operate, and exceptionally fast. The product's unique combination of features include: full integration with all major e-mail programs; built-in file


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

compression for faster transmission times; a user-friendly GUI (Graphical User Interface); and CyPost's exclusive "drag-and-drop" feature that enables users to encrypt and compress files simply by dragging and dropping them into an encryption field. Users can select the strength of privacy protection according to their needs, by simply specifying 40-, 56-, 112-, 128-, or 3DES 168-bit encryption algorithms.

      Navaho Lock is available for purchase at www.cypost.com and over 1000 secure distribution sites on the Internet. This product has received favorable product reviews from PC Magazine, Portable Computing, Secure Computing Magazine, CNN Interactive, and PC World Online.

      Navaho Lock version 2.4 uses private key, or symmetric key, encryption. Many regard this as superior to public key encryption. In comparison, the largest-selling competing software relies on an "asymmetric" method of encryption commonly known as "public/private key". In a public/private key approach, a publicly available algorithm is used in combination with two corresponding private keys that generally must be issued by a third party. Not only is public key encryption notoriously slow (approximately 1,000 times slower than symmetrical encryption), but the approach also exposes users to the additional costs and risks involved in relying on a third party to verify the identity of the sender.

      Navaho Lock with Voice: Currently in the final stages of beta testing, Navaho Lock with Voice software is the successor to Navaho Lock v2.4. Incorporating all the features of CyPost's original product, Navaho Lock with Voice allows the user to send and receive compressed and encrypted document packages, as well as private voice messages, over the Internet. It is expected to be released in the 1st quarter of 2000.

Summary of new features include:

      o     Ability to send and receive encrypted Voice E-mail

      o     Addition of a shredder for securely deleting data from the hard disk

      o A new and improved streamlined user interface for greater ease of use

      o     Numerous changes to increase user productivity and maximize usage

            Navaho Viewer: Navaho Viewer provides an alternative for those consumers not wanting to purchase the full working copy of Navaho Lock, but who require the ability to read encrypted files sent to them by friends or colleagues. Navaho Viewer is available for download free at CyPost's web site and numerous web sites on the Internet.

            Navaho ZipSafe: The third product in CyPost's Navaho family of security and encryption software, Navaho ZipSafe, was released in March 1999. The file-security software, designed to ensure the privacy of data on laptops and home PCS, is an extension of CyPost's Navaho product line. Utilizing the same advanced encryption and compression technology used in Navaho Lock and offering comparable ease-of-use features (including a user-friendly GUI and similar "drag-and-drop" methodology), ZipSafe has the ability to encrypt and then condense files by as much as 70% in a matter of seconds. This product enables users to secure all computer files, folders, and directories on a local hard drive such as


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

      that found on a laptop computer. Navaho ZipSafe is available on a free thirty (30) day trial basis.

            Navaho Express: The promotional version of the single user Navaho product, Navaho Express offers a unique one to one marketing opportunity for any business concerned about their clients' privacy and protection. This product integrates the functionality of Navaho Lock with Voice and a promotional HTML window allowing the sponsor company to communicate offers and promotions directly to their client base.

      Competition-Encryption Software

            CyPost's Navaho line of privacy and protection solutions face competition from a number of rival products. The largest and most noteworthy competitors are: Network Associates Inc., InvisiMail International Ltd., and OpenSoft Corporation. The following table compares these products to Navaho Lock, version 2.4. Based on Navaho Lock's superior functionality and easy-to-use features (including its file compression capability, "drag-and-drop" routine, and user-friendly interface), CyPost believes that Navaho Lock is well positioned to compete successfully in the marketplace.

      Competitive Comparisons

                            Product Comparison Table

      FEATURE     NAVAHO LOCK 2.4   PGP 6.5           RPK INVISIMAIL Deluxe   MAILSECURE 2.4
      Company     CyPost Corp.      Network           InvisiMail              Baltimore
                                    Associates        Intl.                   Technologies

      Price       $39.95            $39.95            $49.95                  $49.95

      Key
      Strength    40/168 bit        1024-4906 bit     607-1279 bit            128/2048 bit
                  secret key        public key        public key              public key

      Target
      user        Single, Multi     Single, Multi     Single, Multi           Single

      Exportable
      outside U.S.      Y                 Y                 N                       N

      Encryption
      Method      Symmetric         Asymmetric        Asymmetric       Asymmetric

      File
      Compression Y                 N                 Y                N

      Drag & Drop
      Encryption  Y                 Y                 N                N

      Evaluation
      Version
      Available   Y                 Y                 Y                Y

      Attachment
      Feature     Y                 Y                 Y                Y

           Key Lengths With Similar Resistance to Brute-Force Attacks

      Symmetric Key Length    Public Key Length

        56 bits                     384 bits
        64 bits                     512 bits
        80 bits                     768 bits
       112 bits                     1792 bits
       128 bits                     2304 bits
       168 bits                     3840+ bits

                       Comparison of Competitor Companies

            Network Associates Inc. (Nasdaq: NETA), a public company headquartered in Santa Clara, California is the world's largest independent network security and management software company, and the tenth largest independent software company with more than 30 million users worldwide, $612 million in revenue in fiscal 1997, and over 1,500 employees worldwide.

            Network Associates has the largest market share of email encryption software. Its PGP Personal Privacy software program is the most well known email encryption software program currently on the market. PGP Personal Privacy's unique selling proposition is they use the strongest encryption available in the United States using PGP's strong public/private key technology with at least 128 bit keys. It was voted as the easiest email encryption program to use in the September 1998 issue of PC World Magazine. PGP Personal Privacy ($39.95) is available for purchase at the Network Associates web site as well as most Internet shareware download sites.

      Notable differences between PGP Personal Privacy and Navaho Lock with Voiceare encrypted voice email, document shredding, a Drop area which allows for one-step drag and drop file encryption, built in file compression, and use of symmetric key encryption which is faster and less cumbersome to set up than public/private key.

      Baltimore Technologies (London Stock Exchange: BLM), a public company headquartered in Dublin, Ireland develops and markets security products and services for a wide range of e-commerce and enterprise applications. Its products include Public Key Infrastructure (PKI) systems, cryptographic toolkits, security applications and hardware cryptographic devices.

      The company was formed in December 1998 by the merger of two companies, Baltimore Technologies and Zergo Holdings plc. BALTIMORE now employs over 500 people across over twenty global locations, and reported Unaudited pro forma group revenues for the 12 months to 31 December 1998 of $30 million

      Baltimore's email encryption software, named MailSecure is an S/MIME plugin for Microsoft email clients, Lotus Notes and Eudora. Unlike Navaho Lock, MailSecure is based on public key infrastructure technology.

      InvisiMail International Ltd., founded in 1997, specializes in secure Internet commerce and communications solutions for a wide range of


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

      applications. Developed using RPK Security, Inc.'s core technology, the RPK Encryptonite Engine(tm), the InvisiMail range of products supports secure message-based applications including Client Services, E-Commerce, and EDI.

      InvisiMail International Ltd., email encryption program called InvisiMail Deluxe automatically encrypts and decrypts e-mail using 607- 1279bit public/private key encryption and signs files using DSA Digital File Signing. The program was selected in the September 1999 issue of PC Magazine as the Editors Choice for email encryption.

      Based on Navaho Lock with Voice's superior functionality and easy-to-use features (including encrypted voice email, document shredding, file compression capability, one-step "drag-and-drop" encryption, and user-friendly interface), CyPost believes that Navaho Lock with Voice is well positioned to compete successfully in the marketplace.

      Market - ISP Division

            CyPost Network of Service Providers: Through ISP acquisitions, CyPost has established approximately 20,000 subscribers to date. The Company hopes to acquire a target of 50,000 to 100,000 ISP customers. Its goal is not to establish itself as a competitor of the large service providers, including telecommunication and cable companies, but rather to establish a niche market in response to the growing concerns for privacy and protection. The CyPost network offers a range of services including web hosting, connectivity, custom programming, roaming services, web design and e-commerce solutions. These services will be extended to include privacy and protection solutions such as the previously mentioned content management and anti-virus solutions as well as a number of other testing and solution consulting services for network security issues, such as testing the integrity of client networks. The company has negotiated an arrangement with UUNet Canada to provide connectivity across the country and plans to enter into a similar arrangement in the U.S. These agreements allow the CyPost Network of Service Providers to offer subscribers the convenience that larger Service Providers can offer while maintaining focus on excellent customer service and solutions to protect their privacy rather than merely providing points of connectivity.

      Competition - ISP Division

            The CyPost Network of Service providers operates in the extremely competitive Internet services market. The fragmented U.S. consumer ISP market has been dominated to date by approximately seven companies. According to a July 1999 report by Cahners In-Stat Group however, the market share of the dominant players in the U.S. consumer ISP market is being threatened by new business models. The report cites despite the enormous marketing dollars allocated to advertising, AOL's market share slipped 2.8% between the final quarter of 1997 and the first quarter of 1999, while MSN saw its marketshare drop by more than half during the same period.

          Moreover, the report notes that during 1998 the combined subscriber base for non-traditional service providers grew 137 percent, compared to only 37 percent growth among traditional ISPs (including AOL, MSN, Mindspring, Earthlink, Prodigy, and Flashnet).

          The Company fully anticipates over the next several years consolidation within the ISP market leading to two or three well-known, large national ISP's. It is not CyPost's intent to compete head to head with these large ISP's but to compete in the growing security niche markets by providing value-added privacy and protection solutions in addition to providing connectivity to business and individuals.

          Our competitors include many large companies that have substantially greater market presence, financial, technical, marketing and other resources than we have. The Company competes directly or indirectly with the following types of companies:

          - established online services, such as America Online, the Microsoft Network, Earthlink and Prodigy;

          - local, regional and national ISPs;

          - national telecommunications companies, such as AT&T and GTE;

          - regional Bell operating companies; and

          - online cable services.

          Competition in the future is likely to increase and we believe this will happen as diversified telecommunications and media companies acquire ISPs, and as ISPs consolidate into larger, more competitive entities. Competitors may bundle other services and products with Internet connectivity services, potentially placing the CyPost Network of Service providers at a significant competitive disadvantage. In addition, competitors may charge less than we do for Internet services, forcing us to reduce and/or prevent us from raising our fees. Subsequently future revenue growth and earnings may suffer.

      Government Regulation

           The Company believes that the design features of the Navaho products are unique in connecting to existing Crypto Service Providers and using them without itself containing any direct encryption coding. Because of this feature, the Navaho products fall outside of government regulations such as the munition or export laws that previously restricted other forms of software encryption programs. The term "crypto service provider" is short for "cryptographic service provider" and refers to the computer language by which cryptographic standards and algorithms are implemented or used. Different "crypto service providers " use different programming assumptions and data formatting protocols. Thus one software encryption program may work well one type of crypto service provider but not necessarily work well with another type. The result is that it is difficult to design encryption software that will be readily compatible with the widely varying crypto service provider formats/protocols which are in use today in today's digital communication environment. In contrast, CyPost's "Navaho" family of Software Products is readily compatible with a broad range of provider formats/protocols.


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

      Dependence on Key Customers

           The Company broadly markets its software products and seeks to avoid reliance on a limited number of customers. Nonetheless, the Company has had a relatively brief period of actually selling its Software Products to customers. The Company has been designated as a "preferred vendor and provider" by the Canadian Bar Association, British Columbia branch and under an agreement with them reached in March 1999 will license 250 copies of Navaho Lock and Navaho ZipSafe. In addition, clients of these bar members will be able, for a fee, to license their own versions of these programs. This contract accounts for a significant portion of the Company's Software Products revenues to date.

            The Company is actively seeking to broadly market its products and has taken a number of steps to actively market its products including use of a variety of print and communications media to build consumer awareness such as direct mailings, featured appearances of Company personnel on various television and radio shows broadcast in the U.S. and Canada (Caspar Weinberger's World Business Review, Dave Chalk's Computer Show; Dotto's Cafe, CKNW radio and CKWX radio), and features in selected magazines (Security Magazine, PC Magazine Online, Portable Computing, PC Magazine OnLine, Portable Computing , Computer Paper, and Canadian Bar). The Company has hired a director of marketing and anticipates hiring a director of sales in the near future. In addition, during 1999 the Company has concluded acquisitions of five internet service providers. See "The 1999 Acquisitions and the Company's Broadened Strategic Focus".

      Research and Development

           The Company has abandoned its former development of the CyPost Terminal, a type of communications software designed to operate on a remote terminal network. Since December 1998, the Company has focused its research and development efforts on refinements and/or improvements to its Software Products. The Company has introduced six (6) versions of its "Navaho" encryption software during 1999. It is currently developing software to [describe status of Japanese greeting card project and other new ideas]. Any monies expended on research and development will be absorbed directly by the Company and cannot be "passed through" to customers in the form of any "cost plus" type of contract.

      The 1999 Acquisitions and the Company's Broadened Strategic Focus

           The Company has acquired five (5) internet service providers during 1999.

            Acquisition of Hermes Net Solutions, Inc. and Intouch Internet
      Inc.: Effective June 30, 1999, the Company purchased all the issued and outstanding shares of Hermes Net Solutions, Inc. for a purchase price of $510,204 USD. The consideration for this purchase consisted of cash of $435,374 USD and an assumption of a deferred cash payment of $74,830
      USD. Also effective June 30, 1999, the Company purchased all the issued and outstanding shares of Intouch.Internet Inc. for a purchase price of $304,081 USD. The consideration for this purchase consisted of cash of $275,510 USD and the issuance of 6,750 pre-split, or 10,125 post-split, common shares valued at $28,571 USD. Both acquisitions have been accounted for by the purchase method of


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

      accounting. In both acquisitions, the net assets acquired consisted primarily of goodwill which will be amortized over five years on the straight line basis.

            Acquisition of NetRover Inc. and NetRover Office Inc.: On October 4, 1999, the Company purchased all the issued and outstanding shares of NetRover Inc. and NetRover Office Inc. for a purchase price of $2,717,826 USD. The purchase price of $2,717,826 USD was satisfied by a cash payment of $2,000,000 USD, the issue of 146,000 post-split common shares valued at $4.46 USD per share, and an assumption of a deferred cash payment of $68,027 USD which, subject to certain adjustments, is due on December 4, 1999. These purchases have been accounted for under the purchase method of accounting.

            Acquisition of Connect Northwest Internet Services, LLC and Internet Arena, Inc.: On October 26, 1999, the Company purchased all the issued and outstanding member interests of Connect Northwest Internet Services, LLC for a net purchase price of $1,320,000 USD. The purchase price was satisfied by a cash payment of $660,000 USD and the issuance of 98,655 of the Company's common shares valued at $6.69 USD per share. On November 9, 1999, the Company purchased all the issued and outstanding shares of Internet Arena, Inc. for a purchase price of $600,000 USD. The purchase price was satisfied by a cash payment of $172,500 USD, the issuance of 67,132 of the Company's post-split common shares valued at $4.50 USD per share, and a deferred cash payment of $57,500 USD due in January, 2000. These purchases have been accounted for under the purchase method of accounting.

         ISP's provide several complementary features to CyPost's business strategy. CyPost gains the advantage of an existing client base who, it is hoped, will become significant purchasers of encryption products while the ISP gains the ability to work hand-in-hand with an encryption services provider. Also, much of an ISP's business is service-based and it is hoped will provide predictable cash flows. CyPost has undertaken negotiations to license software which will protect against virus transmission at the ISP level and is developing programs to regulate content and provide "Family Safe Surfing"at the Server level.

            To date, with the exception of the NetRover acquisition, the bulk of the Company's customer base is located in the Pacific Northwest region of Canada and the United States. Thus, the Company is relatively non-diversified geographically and may be adversely affected if a regional slowdown or recession occurs.

            CyPost is also actively seeking further opportunities to ally with ISP's and other cyber-businesses both within North America and abroad. On February 23, 2000, the Company concluded the purchase of Playa Corporation, the developers of YABUMI instant messaging and e-greeting technologies. YABUMI is based in Japan and with its 85,000 current users offers a promising opportunity for both community-building as well as rolling out an integrated and private solution for instant messaging using the existing messaging technology as the base. The purchase price was $3,000,000 with $300,000 being paid in cash with the balance to be paid in shares. CyPost will file an 8-K for the YABUMI acquisition presently.

      Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.


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

      Forward-Looking Statements

            The statements contained in this Report on Form 10-SB that are not historical facts are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by the Company with the Securities and Exchange Commission (the "SEC"), or press releases or oral statements made by or with the approval of an authorized executive officer of the Company. These forward-looking statements, such as statements regarding anticipated future revenues, capital expenditures, Year 2000 compliance and other statements regarding matters that are not historical facts, involve predictions. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

      General: End of development stage activities and commencement of business operations

            Cypost produces and markets computer privacy protection technologies and provides Internet conductivity to business and residential customers. From the Company's inception date until approximately mid-March of 1999, the Company was considered a development stage enterprise. Since that time, the Company has (i) publicly marketed six (6) software encryption products under its "Navaho" trademark, (ii) acquired two Internet service providers during the nine-month period ending September 30, 1999, (iii) acquired three additional ISPs since September 30,1999, and (iv) acquired Playa Corporation, the developers of "Yabumi" instant messaging and greeting card services on February 23, 2000.

            Because the Company is an early stage in its business operations its revenues are subject to wide variation from quarter to quarter. In addition, the Company is electing to pursue a strategy of growing through acquisition. The size and timing of acquisitions, both past acquisitions and possible future acquisitions has been and will be affected by a number of factors which are hard to predict and many of which are beyond the Company's control. Because of these factors, the results of operations discussed below are unlikely to be an accurate indication of future performance and should be viewed with considerable caution.

      Results of operations for the nine months ended September 30, 1999 and for the three months ended September 30, 1999

            Substantially all of the Company's revenue to date is accounted for by the operations during the three months ended September 30, 1999. These revenues are attributable virtually entirely to the operations of the two Internet service providers which the Company acquired during on June 30, 1999. The Company generated net sales of approximately $185,670 for the three months ended September 30, 1999 and approximately $197,068


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

      for the nine months ended on that date. It had no revenues for the corresponding periods of the prior year.

            Direct costs of approximately $49,275 were incurred in the quarter ending September 30, 1999 resulting in a gross margin of $136,395 (73%) for the three months and $147,793 (75%) for the nine months. Losses of $423,505 for the three months and $1,180,730 for the nine months reflect primarily the effect of a small revenue base which was insufficient to cover administrative expenses, salaries and benefits and development expenses. The Company hopes to achieve profitable operations through a combination of adding additional ISPs through acquisition and through the addition of value added services in its ISPs, as well as through the addition of new products in its encryption-related operations.

      Liquidity and capital resources

            The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $423,505 for the three month period ending September 30, 1999 and net losses of $1,180,730 for the nine month period ending September 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing.

            Although the Company's cash position at September 30, 1999 had improved to $2,414,094, as compared to $47,212 at December 31, 1999 and $308,040 at June 30, 1999, the entire improvement in cash position was attributable to loans made to the Company by Blue Heron Venture Fund, Ltd. These loans were made under agreements with that lender under which the Company may draw up to $16 million in unsecured loans. These loans bear interest at 8% per annum and are payable on demand. They are convertible into Common Stock of the Company at prices ranging, at present, from $1.00 to $4.00 per share. If all loans outstanding as of September 30, 1999 were converted, the lender would be entitled to an aggregate of 5 million shares of such Common Stock. The lender is free to withdraw this line of credit at any time, and since the loans are payable on demand the Company's ability to continue operations is dependent upon the willingness of its lender to forebear from demanding payment. The Company believes that its lender will continue to refrain from demanding payment for the immediately foreseeable future, but it is under no obligation to do so. Should the Company's lender demand payment the Company would be required to seek financing from other sources. It does not believe that bank borrowing would be available to it under present circumstances, and there can be no assurance that the necessary financing could be obtained from other sources. Even if the necessary funding were available, it might be available only on terms which management would not find acceptable.

      Item 3. Description of Property.

            The Company entered into a Sublease dated February 1, 1998 for approximately 5000 square feet of office space at 101-260 W. Esplanade, North Vancouver, British Columbia (the "Premises"). The term of the sublease was for 23 months and ended on December 30, 1999.

      The Company has continued to occupy its previous premises under a three-month lease which expires March 31, 2000. The monthly rent under this lease is $8,000 CDN$ or $4,800 USD. The Company believes that it could secure comparable office space in the event that it needed to do so.

      Item 4. Security Ownership of Certain Beneficial Owners and Management.

      (a)  Security Ownership of Certain Beneficial Owners.

           The following information relates to those persons known to the Issuer to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.001 per share, the only class of voting securities of the Issuer outstanding.

                                            Name and                    Amount and
      Title of                             Address of                   Nature of                          Percentage
        Class                              Beneficial Owner             Beneficial Ownership               of Class*
      Common Stock, par value           Kelly Shane Montalban          6,062,550 Million shares             29.9%
      $0.001 per share                  P.O Box 700,                   direct and indirect beneficial
                                        British Columbia VON 2EO       ownership

      * Based on 20,446,512 shares issued and outstanding. Mr. Montalban's holdings indicated above include shares owned by Blue Heron Venture Fund Ltd. and Pacific Gate Capital Fund, the beneficial ownership of which is attributed to Mr. Montalban.

      --------------

           The Company has not contacted stock brokerage firms holding shares of the Company's Common Stock in "street name" to determine whether there are additional substantial shareholders of the Company. 4,559,032 shares or 22.30% of the Common Stock outstanding is held in the name of Cede & Co., a nominee for Depository Trust Company, a stock clearing house servicing financial institutions.

      (b)  Security Ownership of Management.

           The number of shares of Common Stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:

                                            Name and                    Amount and
      Title of                             Address of                   Nature of                          Percentage
        Class                              Beneficial Owner             Beneficial Ownership               of Class*
       Common stock, par value         Carl Whitehead                  327,000 shares                      1.61%
       $0.001 per share                20 Oceanview Road               direct ownership
                                       Vancouver, British
                                       Columbia VON 2EO

        Common stock, par value        Robert Sendoh                    330,000 shares                     1.61%
        $0.001 per share               990 Beach Avenue, #304           direct ownership
                                       Vancouver, British
                                       Columbia V6Z 2N9

                  All Officers and Directors (2 persons):               657,000 shares                     3.21%

      -------------------------

      * Based on 20,446,512 shares issued and outstanding.

      Item 5. Directors, Executive Officers, Promoters and Control Persons.

               Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board. Profiles of the current Directors and Executive Officers of the Issuer are set forth below:

                 Steven M. Berry, 40, acted as Director, Chief Executive Officer and President during 1999. Mr. Berry resigned from all positions, including directorships, held with CyPost and its subsidiaries on January 17, 2000 citing personal reasons for his departure.

      Robert Sendoh, 47, Director and Chief Executive Officer

              Mr.Sendoh acted as a Director throughout 1999 and in January, 2000 succeeded to the position of Chief Executive Officer formerly occupied by Steven Berry. Bob has successfully conceived and operated three separate companies and brings a wealth of business knowledge and financial understanding to the Company. After receiving his B.A. in Economics from Meiji University in Tokyo in 1973, he founded KKG Incorporated, a project planning and development firm, also located in Tokyo, Japan. KKG Incorporated was responsible for the planning and construction of major shopping centers, golf courses and residential complexes around the world. Dissatisfied with the lack of spreadsheet and product management software for businesses, Bob developed his own, as well as implementing a highly efficient security and communication system to maintain and expand the reputation of his company. After moving to Vancouver, Canada in 1991, Bob started his own sailing school, Windvalley Sailing School, which now has franchises located in Singapore and Japan. He is currently an Instructor/Director, and Evaluator with the International Sail and Power Association, a non-profit organization.

      Rounding out his business expertise, Bob is also a co-owner of EPPE Sportswear, which manufactures and markets their high quality snowboarding apparel internationally.

      Carl Whitehead, 28, Director and Head of Strategic Acquisitions and Partnerships

            During the period 1996-99, Carl was a corporate officer and director in Mushroom Innovations, Inc. and ePost Innovations, Inc., two technology-oriented companies the latter of which was acquired by CyPost. Between 1993-97 he was the founder and owner of Futuresite Productions, a computer service company which supplies, maintains, and services, home and business computers in the lower mainland. Specializing in the Windows95 environment and TCP/IP protocols he naturally embraced this opportunity to develop CyPost into a competitive leader in the software industry. Carl has completed secondary business courses in accounting and finance.

      James T. Johnston, 59, Director.

            Mr. Johnston joined our Board in order to fill the vacancy created by the resignation of Steve Berry. Mr. Johnston is, and has been, a licensed pilot for Canadian Airlines for 34 years and an airline Captain for 28 years. Mr. Johnston has been active in representing the airline pilot's union in a number of capacities and has been involved in several high-level contract negotiations.

      Item 6.  Executive Compensation.

            Steven M. Berry became Chief Executive Officer and Chief Operating Office in January of 1999 and received an annual salary of $120,000. Mr. Berry had previously rendered consulting services to the Company prior to his formal installation as Chief Executive Officer and President. In connection with his agreement to become Chief Executive Officer, Mr. Berry was awarded 400,000 pre-split, or 600,000 post-split shares. Prior to that time, Carl Whitehead exercised primary executive responsibilities. Neither Mr. Whitehead nor any other executive officer received cash compensation in excess of $100,000 for the years 1997 and 1998. For the year ending December 31, 1998, Mr. Whitehead received cash compensation and expense reimbursement of $10,000.

            Mr. Robert Sendoh currently serves without pay as Chief Executive Officer of the CyPost. In addition, all directors currently serve without pay.

      Item 7.  Certain Relationships and Related Transactions.

            On September 17, 1997, CyPost purchased all of the shares of ePost Canada Inc., a corporation organized, controlled, and operated by Mr. Whitehead. At the time of the negotiation and the actual purchase of these shares, Mr. Whitehead was not affiliated with CyPost and was neither an officer, director, nor a shareholder of CyPost. As a result of that transaction, Mr. Whitehead became a substantial shareholder in CyPost, and subsequent to that transaction became an officer and a Director of CyPost.

            On October 29, 1998, CyPost acquired, through a stock purchase, Communications Exchange Management, Inc., a corporation indirectly controlled by Mr. Whitehead. At the time of this transaction, Mr. Whitehead was an officer, Director and large shareholder of CyPost. The transaction was approved by a disinterested majority of CyPost's Directors. Further information relating to these two transaction and the earlier transaction with ePost Canada may be found in footnote c. to the Consolidated Financial Statements of CyPost under the caption "Issuance of Common Stock".

            CyPost has secured financing through its issuance of certain 8 % Demand Notes payable to Blue Heron Venture Capital Fund Ltd. ("Blue Heron"), a corporation in which Kelly Shane Montalban is deemed to have an "indirect pecuniary" interest as a result of Mr. Montalban's status as investment adviser for Blue Heron. The Demand Notes are unsecured and are convertible into common stock at such terms as may be agreed upon by the holder and the obligor. Between May and June of 1999, at a time when CyPost had virtually no operating revenues, it obtained $1 Million in financing through issuance of these Demand Notes. These Demand Notes were later converted into common shares with $ 1 Million of principal and associated accrued interest being converted at a price of $1 per share. Between July and November of 1999, the Company executed various further demand notes with similar terms and in November 1999, an aggregate principal amount of $3 Million together with associated accrued interest was converted at a price of $1 per share. Each borrowing and the execution of the associated Demand Note was approved by a disinterested majority of Directors.

      Item 8. Description of Securities.

      Common Stock

            The Issuer is authorized to issue up to 30,000,000 shares of Common Stock, par value US$0.001 per share, of which 20,246,692 shares have been issued as of the date hereof. On September 24, 1999, the Company filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State pursuant to which it effectuated a 3:2 "forward" stock split by which, for example, 100 previously outstanding shares were converted into 150 post-split shares. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

      Preferred Stock

            Under the Company's Certificate of Incorporation, the Board of Directors of the Company is authorized to designate, and cause the

      Company to issue, up to Five Million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board shall determine. This form of preferred stock is often referred to as "blank check" preferred stock and the Board could, therefore, in the future authorize and cause the Company to issue up to 5,000,000 shares of preferred stock of one or more series or classes, having rights, preferences and powers senior to those of the Common Stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up of the Company in excess of, or prior to, the rights of the holders of the Common Stock. This could have the effect of materially impairing the rights of the holders of the Common Stock to receive such dividends or preferential payments and/or of reducing, or eliminating, the amounts that would otherwise have been available for payment to the holders of the Common Stock. In addition, such preferred stock might feature a conversion feature which might have the effect of diluting the per cent ownership of common stock holders at the time when a conversion occurs.

            The Company has not, to date, issued or authorized any shares of preferred stock or authorized the creation of any class or series of preferred stock.

                                     PART II

      Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

      1. (a) The Issuer's Common Stock is listed on the National Association of Securities Dealers, Inc. Electronic Bulletin Board under the trading symbol of "POST". The Common Stock became listed on September 21, 1998. Prior to that time, there has been no trading in the Issuer's Common Stock.

            Accordingly, the high and low bid prices for the Issuer's Common Stock for each quarter since its date of listing, as reported by National Quotation Bureau, LLC, are as follows:

               QUARTER              HIGH BID PRICE      LOW BID PRICE
               -------              --------------      -------------

          1999 Q4 (10/01 - 12/31)     $6.50              $3.00

          1999 Q3 (7/1-9/30)          $8.25              $3.00

          1999 Q2 (4/1 -6/30)         $3.00              $1.78

          1999 Q1 (01/01 - 03/31)     $1.78              $0.83

            These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

            (b) The approximate number of record holders of the Issuer's Common Stock according to its transfer agent is 74. Included in this number are shares held by Cede & Co., the nominee for Depository Trust Company, a stock clearing house for financial institutions. The Issuer has not contacted stock brokerage firms shown on the Issuer's stock transfer records to determine the number of beneficial holders whose stock is held in "street name", or the name of the brokerage house with which a shareholder's account is maintained.

            (c) The Issuer has not paid any cash dividends on its Common Stock, nor does it intend to do so in the foreseeable future. Under the General Corporation Law of the State of Delaware, the Issuer may only pay dividends out of capital and surplus, or out of certain delineated retained earnings, all as defined in the General Corporation Law. There can be no assurance that the Issuer will have such funds legally available for the payment of dividends in the event that the Issuer should decide to do so.

      Item 2. Legal Proceedings.

            On June 11, 1999 the Canadian Postal Service filed a civil proceeding in the Federal Court of Canada in which it sought injunctive relief against alleged unlawful use of certain proprietary trademarks and tradenames which contain the word "POST" belonging to the Canadian Postal Service. A summary judgement motion filed on behalf was rejected on September 14, 1999, and on October 18, 1999 the Company filed its Statement of Defense and Counterclaim. Pretrial discovery is currently being conducted at this time and no date for trial has been scheduled. The Company is unable to predict at this time the outcome of this suit or whether the litigation would have a material impact on it, even if an adverse decision were to be issued.

      Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

            None. As disclosed in the 8-K filed on October 19, 1999, CyPost has engaged Arthur Andersen & Co., a "Big Six" accounting firm with multinational accounting capability to act as its auditor.

      Item 4. Recent Sales of Unregistered Securities.

            Pursuant to an Acquisition Agreement dated September 17, 1997, the Company issued, in a related party transaction, 2,000,000 pre-split or 3,000,000 post-split shares of common stock to Mushroom Innovations, Inc. in consideration for all of the issued and outstanding shares of common stock of Mushroom Innovation Inc.'s wholly owned subsidiary ePost Canada. The shares of common stock were valued at $.001 per share, on a pre-split basis, for an aggregate consideration of $2,000.These shares were issued under the Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act of 1933, as amended (the "Securities Act").

            Pursuant to a private placement under Regulation D, the Company offered on October 27, 1997, 2,000,000 Units at $0.05 per Unit consisting of a share of Common Stock and a Warrant exercisable for Common Stock. The Company sold an aggregate 400,000 pre-split, or 600,000 post-split, shares of common stock for an aggregate consideration of $20,000. For the period of January through April 30, 1998, the Company sold an additional 1,600,000 Units consisting of 1,600,00 pre-split, or 2,400,000 post-split shares for an aggregate additional consideration of $80,000 less offering expense of $20,000 with net proceeds to the Company of $80,000 for the total offering.

            Pursuant to an exempted offering under Rule 504 of Regulation D, the Company offered on March 26, 1998, 38,000 pre-split, or 57,000 post-split, shares of common stock at $0.50 per share. As of April 30, 1998, the Company sold an aggregate 38,000 shares of common stock for an aggregate consideration of $19,000.

            On April 30, 1998, the Company sold 15,000 pre-split, or 22,500 post-split, shares of common stock pursuant to Rule 504 of Regulation D to Kaplan Gottbetter & Levenson, LLP in consideration for $7,500 in legal fees valued at $0.50 per share.

            On October 29, 1998, the Company issued 4,180,000 pre-split, or 6,270,000 post-split shares of common stock in a related party transaction to Mushroom Innovations, Inc. for the acquisition of Communication Exchange Management, Inc. ("CEM"), a British Columbia corporation. These shares were issued under the Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act.

            For the year ended December 31, 1998, the Company issued 610,000 pre-split, or 915,000 post-split shares of common stock through warrant exercise at $0.40 per share for an aggregate consideration of $244,000.

            On June 30, 1999, the Company issued 6,750 pre-split, or 10,125 post-split shares of its common stock to the former owners of InTouch.Internet, Inc. as partial payment for the Company's acquisition of that company. These shares were issued under the Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act.

            On August 13, 1999, the Company issued 1,000,000 pre-split, or 1,500,000 post-split, shares of its common stock to Blue Heron Venture Fund Ltd ("Blue Heron") pursuant to Regulation S under the Securities Act. No underwriting commissions, fees, or discounts were paid in connection therewith.

            On September 29, 1999, the Company agreed to issue 146,000 shares of its common stock to the former owners of NetRover, Inc. The shares issued in the Net Rover transaction were disclosed in the 8-K Report filed by the Company on October 2, 1999. The shares issued in the Net Rover acquisition were issued pursuant to the Section 4(2) Securities Act statutory exemption for transactions by an issuer not involving a public offering.

            On October 26, 1999, the Company issued 147,985 shares of its common stock valued at $6.69 per share to the former owners of Connect Northwest Internet Services LLC as partial payment for the Company's acquisition of that entity. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.

            On November 4, 1999 the Company issued 3,000,000 shares of its common stock to Blue Heron in consideration of which Blue Heron cancelled indebtedness owing from the Company in the aggregate principal amount of $3,000,000 together with accrued interest. These shares were issued directly to Blue Heron pursuant to Regulation S under the Securities Act and no underwriting commissions, fees or discounts were paid in connection therewith.

            On November 9, 1999, the Company issued 67,312 shares of its common stock valued at $4.46 per share to the former owners of Internet Arena, Inc. as partial payment for the Company's acquisition of that entity. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.

      Item 5. Indemnification of Directors and Officers.

            The Issuer's Certificate and By-laws contain provisions eliminating the personal liability of a director to the Issuer and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission (the "Commission") has taken the position that the provision will have no effect on claims arising under the federal securities laws.

            In addition, the Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

                                    PART F/S

            Registrant's Consolidated Financial Statements as of December 31, 1998 and for the period from September 5, 1997 (inception) to December 31, 1998, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, appear on pages F1 to F13 of this Form 10-SB. The Registrant's consolidated unaudited Financial Statements and related footnotes for the 9 months and 3 months ending September 30, 1999 appear on page F14-F18. Financial Statements for Mushroom Innovations Inc., a predecessor corporation, appear on page F19-F43.

                                    PART III

      Item 1. Index to Exhibits.

              Exhibit No.           Description
              -----------           -----------

                 2                  Certificate of Incorporation of Registrant
                                    (previously filed)

                 2.1 Certificate of Amendment to Certificate of Incorporation of Registrant (previously filed)

                 2.2                Amended and Restated Certificate of
                                    Incorporation

                 2.3                ByLaws (previously filed)

                 6.1                Preferred Supplier Agreement with Canadian
                                    Bar Association

                 6.2                Lease re: CyPost headquarters

                 8.1 Acquisition Agreement dated as of September 17, 1997 between the Issuer and ePost Canada (previously filed)

                 8.2 Share Purchase Agreement dated as of October 29,1998 between the Issuer and Mushroom Innovations, Inc.(previously filed)

                 8.3 Share Purchase Agreement dated as of June 30, 1999 regarding acquisition of Hermes Net Solutions Inc. shares

                 8.4 Share Purchase Agreement dated as of June 30, 1999 regarding acquisition of InTouch.Internet Inc. shares

                 10                 Consent of Thomas P. Monahan, Certified
                                    Public Accountant

                 21                 List of Subsidiaries

                 27                 Financial Statement Schedule

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CYPOST CORPORATION

      Date: March 9, 2000             By: /s/ Robert Sendoh
                                          ----------------------------
                                             Robert Sendoh
                                             Chief Executive Officer

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775

To The Board of Directors and Shareholders of Cypost Corporation ( a development stage company)

      I have audited the accompanying consolidated balance sheet of Cypost Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for period from inception, September 5, 1997, to December 31, 1997 and for the year ended December 31, 1998. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cypost Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for period from inception, September 5, 1997, to December 31, 1997 for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that Cypost Corporation ( a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Cypost Corporation (a development stage company) to continue as a going concern.

Thomas P. Monahan, CPA
March 12, 1999
Paterson, New Jersey

                               CYPOST CORPORATION
                          (a development stage company)
                           CONSOLIDATED BALANCE SHEET

                                                               December 31, 1998
                                                               -----------------
                      Assets

Current assets
  Cash                                                             $ 47,212
  Prepaid expenses                                                   27,998
                                                                   --------
  Total current assets                                               75,210

Capital assets                                                       22,330

Other assets
  License agreement                                                   4,180
  Organization expense                                                  477
  Security deposit                                                   24,000
                                                                   --------
  Total other assets                                                 28,657
                                                                   --------
Total assets                                                       $126,197
                                                                   ========

               Liabilities and stockholders equity

Current liabilities
  Accounts payable and accrued expenses                            $ 11,090
                                                                   --------
  Total liabilities                                                  11,090
Stockholders equity
  Preferred stock- $.001 par value authorized 5,000,000 shares The number of shares outstanding at December 31, 1998 was -0-

Common stock-$.001 par value, authorized
 20,000,000 shares. The number of shares
 outstanding at December 31, 1998 was
 8,843,000                                                            8,843
Additional paid in capital                                          535,037
Accumulated deficit during development stage                       (428,773)
                                                                   --------
Total stockholders equity                                           115,107
                                                                   --------
Total liabilities and stockholders equity                          $126,197
                                                                   ========

                               CYPOST CORPORATION
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                   For the period                     For the period
                                   from inception      For the        from inception
                                   September 5, to   year ended        September 5,
                                    December 31,     December 31,         1997,to
                                        1997             1998        December 31, 1998
                                   ---------------   -----------     -----------------
Cost of goods sold                         -0-               -0-                -0-
                                      --------       -----------        -----------

Gross profit                               -0-               -0-                -0-

Operations:
 General and administration                -0-           235,263            235,263
 Non cash compensation
  Paid with shares of stock                              189,200            189,200
 Depreciation and amortization             -0-             6,233              6,233
                                      --------       -----------        -----------
total operating expense                    -0-           430,696            430,696

Loss from operations                       -0-          (430,696)          (430,696)

Other income
 Gain on sale of assets                                    1,923              1,923
                                                     -----------        -----------
Total other income                                         1,923              1,923

Net Profit (Loss) from operations     $    -0-       $  (428,773)          $(428773)
                                      ========       ===========        ===========

Net income per share-
 Basic and Diluted                    $    -0-       $     (0.09)       $     (0.09)
                                      ========       ===========        ===========

Weighted average
number of shares
outstanding Basic and Diluted          583,333         4,987,833          4,987,833
                                      ========       ===========        ===========

                               CYPOST CORPORATION
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                    For the period                   For the period
                                    from inception      For the      from inception
                                    September 5, to   year ended      September 5,
                                     December 31,     December 31,       1997,to
                                         1997             1998      December 31, 1998
                                    ---------------   ---------     -----------------
CASH FLOWS FROM OPERATING
ACTIVITIES
 Net profit (loss)                    $     -0-       $(428,773)        $(428,773)
 Depreciation and
amortization                                -0-           6,233             6,233
 Non cash  expenses                                     189,200           189,200
 Prepaid expenses                                       (27,998)          (27,998)
 Accounts payable and
 accrued expenses                         1,965           9,125            11,090
                                      ---------       ---------         ---------
TOTAL CASH FLOWS FROM
 OPERATIONS                               1,965        (252,213)         (250,248)

CASH FLOWS FROM FINANCING
ACTIVITIES
 Sale of stock-net of
 offering costs                          20,000         330,500           350,500
                                      ---------       ---------         ---------
TOTAL CASH FLOWS
FROM FINANCING                           20,000         330,500           350,500
ACTIVITIES

CASH FLOWS FROM INVESTING
ACTIVITIES

 Security deposit                                       (24,000)          (24,000)
 Capital asset purchases                   (852)        (27,711)          (28,563)
  Organization expense                                     (477)             (477)
 Capitalized software cost              (16,878)         16,878
                                      ---------       ---------         ---------
TOTAL CASH FLOWS
 FROM INVESTING                         (17,730)        (35,310)          (53,040)
ACTIVITIES

NET INCREASE
(DECREASE) IN CASH                        4,235          42,977            47,212
CASH BALANCE
BEGINNING OF PERIOD                         -0-           4,235               -0-
                                      ---------       ---------         ---------
CASH BALANCE END
 OF PERIOD                            $   4,235       $  47,212         $  47,212
                                      =========       =========         =========

                 See accompanying notes to financial statements

                               CYPOST CORPORATION
                          (a development stage company)
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                  Additional          Deficit
                      Preferred      Common         paid in       accumulated during
    Date                Stock         Stock         capital       development stage      Total
-------------         ---------     ---------     ---------       ------------------  ---------
09-17-1997(1)         2,000,000     $   2,000                                         $   2,000
12-31-1997(2)           400,000           400        19,600                              20,000
                      ---------     ---------     ---------                           ---------
12-31-1997            2,400,000     $   2,400        19,600                           $  22,000

03-31-1998(2)         1,600,000         1,600        78,400                              80,000
04-30-1998(3)            38,000            38        18,962                              19,000
04-30-1998(4)            15,000            15         7,485                               7,500
04-30-1998(5)                                       (20,000)                            (20,000)
09-18-1998(6)         4,180,000         4,180       167,200                             171,380
09-18-1998(8)                                        20,000                              20,000
12-31-1998(7)           610,000           610       243,390                             244,000
12-31-1998             Net loss                                         (428,773)      (428,773)
                      ---------     ---------     ---------            ---------      ---------
12-31-1998-0- $-0-    8,843,000     $   8,843     $ 535,037            $(428,773)     $ 115,107


(1) Issuance of shares of common stock for acquisition of ePOST Innovations, Inc. at $.001 per share.
(2) Sale of shares of common stock pursuant to Rule 504 at $.05 per Unit. One share and one warrant for the purchase of one share of common stock per Unit.
(3) Sale of shares of common stock pursuant to Rule 504 at $0.50 per share.
(4) Sale of common shares pursuant to Rule 504 in consideration for $7,500 in legal fees valued at $0.50 per share.
(5) Write off of offering expenses
(6) Issuance of shares for acquisition at $0.04 per share
(7) Sale of shares pursuant to warrant exercise at $0.40 per share.
(8) To reflect the personal transfer of shares in consideration for the contribution of consulting services valued at $.001 per share

CYPOST CORPORATION
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 1998

a. Creation of the Company and Issuance of Common Stock

Cypost Corporation (the "Company") was formed on September 5, 1997 under the laws of the State of Delaware with an authorized capitalization of 20,000,000 shares of common stock, $.001 par value per share and 5,000,000 shares of preferred stock, $.001 par value per share.

b. Description of the Company

The Company develops and markets Internet privacy and protection systems. CyPost specializes in making state-of-the-art encryption solutions accessible for both business and personal use. CyPost's flagship product, Navaho Lock HYPERLINK http://www.navaholock.com www.navaholock.com, is an easy to use application using strong encryption. Navaho Lock permits both individual and business clients to keep their electronic information, whether stored on a personal computer, used on a network, or sent across the Internet, completely private and protected.

c. Issuance of Capital Stock

Pursuant to an acquisition agreement dated September 17, 1997, the Company issued, in a related party transaction, 2,000,000 shares of common stock to Mushroom Innovations, Inc. ("Mushroom"), a British Columbia corporation in consideration for all of the issued and outstanding shares of common stock of Mushroom's wholly owned subsidiary ePOST Innovations, Inc. ("ePost Canada"), a corporation formed under the laws of British Columbia. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

Pursuant to a private placement under Regulation D, the Company offered on October 27, 1997, 2,000,000 Units at $0.05 per Unit. As of December 31, 1997, through the sale of these Units, the Company sold an aggregate 400,000 shares of common stock for an aggregate consideration of $20,000. For the period of January through April 30, 1998, the Company sold an additional 1,600,000 Units for an aggregate additional consideration of $80,000 less offering expense of $20,000 with net proceeds to the Company of $80,000 for the total offering.

Pursuant to a private placement pursuant to Rule 504 of Regulation D, the Company offered on March 26, 1998, 38,000 shares of common stock at $0.50 per share. As of April 30, 1998, the Company sold an aggregate 38,000 shares of common stock for an aggregate consideration of $19,000. On April 30, 1998, the Company sold 15,000 shares of common stock pursuant to Rule 504 of Regulation D to Kaplan Gottbetter and Levenson, LLP. in consideration for $7,500 in legal fees valued at $0.50 per share.

On September 18, 1998, the Company issued 4,180,000 shares of common stock, valued at $0.001 or $4,180 and charged operations with an additional $167,200 as compensation in a related party transaction to Mushroom Innovations, Inc. for the acquisition of Communication Exchange Management, Inc.("CEM") British Columbia company.

On September 18, 1998, Robert Sendoh and Carl Whitehead transferred an aggregate of 562,000 shares of common stock as follows: 400,000 shares to Steve Berry, 12,000 shares to Pezhman Sharifi and 150,000 shares to Miulet Technologies, Ltd. The transfer was in consideration and in lieu of payment for an aggregate of $20,000 in services performed valued at $0.036 per share. A valuation for the shares of common stock representing one half the market price of the on the date of the transaction was used in consideration for the holding period for the restricted shares transferred.

For the year ended December 31, 1998, the Company issued 610,000 shares of common stock through warrants exercise at $0.40 per share for an aggregate consideration of $244,000.

Note 2-Summary of Significant Accounting Policies

a. Basis of Financial Statement Presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $261,573 for the period from inception September 5, 1997, to December 31, 1998. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of the exercise of the balance of the outstanding warrants and with the resulting increase in working capital, the Company will be able to continue to develop the Company's software and experience an increase in sales. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its software, initiating marketing penetration and signing distributors to software contracts. The Company plans to engage in such ongoing financing efforts on a continuing basis.

The consolidated financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1998 and the related consolidated statements of operations, stockholders equity and cash flows for the years ending December 31, 1997 and 1998.

b. Cash and cash equivalents

The Company treats temporary investments with a maturity of less than three months as cash.

c. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

d. Earnings per share

Net income (loss) per share has been computed in accordance with SFAS 128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and common equivalent shares outstanding during the period. The effect of potential common shares such as warrants have not been included in the computation of diluted earnings per share as they would be antidilutive.

    Shares used in calculating basic and diluted net income per share were as follows:

                       December 31,     December 31,
                          1997               1998
                       -----------------------------

                         583,333          4,987,833
                       =============================

e. Revenue recognition

      Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped (or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

      Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

      f. Selling and Marketing Costs

      Selling and Marketing costs, are expensed as incurred and for the period from inception, September 5, 1997, to December 31, 1997 was $-0-; for the year ended December 31, 1998 was $-0-.

      g. Software Development

      The Company develops and tests software code to produce software masters which becomes the core products sold to customers. The Company also purchases and licenses software code contractually to include with the software masters. The cost of software developed, licensed, and purchased for inclusion with the software masters are capitalized and amortized using the straight line method over the products' estimated useful lives, which is typically two years. Periodic royalty fees for license software are expensed in the related period.

      The costs to establish the technological feasibility of software products, including the designing, coding and testing activities that are necessary to establish that a software product is both feasible and can be produced, are treated as research and development costs and are expensed as incurred.

      h. Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      i. Foreign Currency Translation

      The U.S. dollar amounts presented have been translated from the Canadian currency amounts as applicable to the accounts and transactions of a company operating in the currency of a country with a non-highly inflationary economy. As the reporting currency is the U.S. dollar, the following criteria for the translation of Canadian dollars to U.S. dollars was applied to the local currency basis financial statements.

      Assets and liabilities were translated by using the exchange rate at the balance sheet date;

      Revenues, expenses, gains, losses were translated by using the weighted average exchange rate for all of the periods presented.

      The translation loss for the period from January 1, September 30, 1999 was reported separately as a component pf shareholder's Equity (as a CTA -cumulative translation adjustment);

      The capital account in Shareholder's equity was translated by using the historical exchange rate.

      j. Significant Concentration of Credit Risk

      At December 31, 1998, the Company has concentrated its credit risk by Maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

      k. Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

      In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The adoption of this statement will not have any impact on the consolidated financial position and results of operations.

      l. Recent Accounting Standards

      Accounting for Derivative Instruments and Hedging Activities

      Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after January 1, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity.

      m. Stock-based compensation:

      The Financial Accounting Standards Board has issued SFAS No.123, "Accounting for Stock-Based Compensation", which encourages, but does not require, companies to record compensation cost for stock-based employee compensation under a fair value based method. The Company has elected to continue to account for its stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No.25 ("APB No.25"), "Accounting for Stock Issued to Employees" and disclose the pro forma effects on net loss and loss per share basic and diluted had the fair value of such compensation been expensed. Under the provisions of APB No.25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

      Note 3 - Private Placements

            a. Sale of Units

            The Company offered for sale to persons who qualified as "accredited investors" as defined under Regulation D promulgated by the Securities and Exchange Commission 2,000,000 Units at $0.05 per Unit. Each Unit consists of one shares of the Company's common stock and one warrant to purchase one share of common stock at $0.40 per share. Each warrant may be exercised at any time from time to time after issuance and on or prior to May 11, 1999. The Company, at its option, may redeem the warrants upon 30 days prior written notice in cash for the sum of $0.10 per warrant.

            The Company sold through a private placement 2,000,000 Units for an aggregate consideration of $100,000 less offering expenses of $20,000.

            As of April 30, 1998, the Board of Directors of the Company amended the offering to reduce the warrant exercise price to $0.40 per share of common stock.

            As of December 31, 1998, the Company has sold 610,000 shares respectively of common stock through the exercise of 610,000 warrants respectively for an aggregate consideration of $244,000.

As of December 31, 1998, the Company has reserved 1,390,000 shares of common stock pending the conversion of warrants into shares of common stock.

b. Sale of Common Shares

            Pursuant to a private placement which was intended to be effected under an exemption from registration and to persons who qualify as "accredited investors" as defined under Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, the Company has sold an aggregate of 38,000 shares of common stock at $0.50 per share in consideration for $19,000.

Note 4 - Preferred Stock

            The Company is authorized to issue 5,000,000 shares of preferred stock, $.001 par value per share. The Board of Directors of the Company has the authority, without further action by the holders of the outstanding shares of common stock, to issue shares of preferred stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. The designations, rights and preferences of any Shares of Preferred Stock would be set forth in a Certificate of Designation which would be filed with the Secretary of State of the State of Delaware. As of December 31, 1998, the number of shares of preferred stock outstanding is -0-.

Note 5 - Acquisitions

            a. Acquisition of ePOST Innovations, Inc.

            Pursuant to an acquisition agreement dated September 17, 1997, the Company issued 2,000,000 shares of common stock at $0.0001 per share for an aggregate consideration of $2,000 to Mushroom Innovations, Inc. ("Mushroom"), a British Columbia corporation in consideration for all of the issued and outstanding shares of common stock of Mushroom's wholly owned subsidiary EPOST Innovations, Inc. ("ePost Canada"), a corporation formed under the laws of British Columbia. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

      The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

            Carl Whitehead, Bill Kaleta and Robert Sendoh are officers and directors of the Company and Mushroom.

      The Company acquired all the rights, title and interest to all the assets owned by ePost Canada. Those assets consisted of proprietary knowledge of various computer software products under development by ePost Canada.

      b. Acquisition of Communication Exchange Management, Inc.

      On September 18, 1998, the Company acquired an additional subsidiary of Mushroom's, Communication Exchange Management, Inc.("CEM"), British Columbia company. The Company issued 4,180,000 shares of common stock valued at $0.04 per share for an aggregate consideration of $4,180 in assets costs and has charged operations with an additional $167,200 as compensation expense in a related party transaction to Mushroom Innovations, Inc. for all of the issued and outstanding stock of CEM and its assets consisting of the source code written for data encryption software, personal information management and electronic mail functionality along with the intellectual rights to a number of other projects. The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

Note 6 - Capital Assets
Capital Assets consisted of the following at December 31, 1998

                             Office equipment                     $28,563
                             Accumulated depreciation               6,233
                                                                  -------
                             Balance                              $22,330

Note 7 - Related Party transactions

            a. Issuance of Shares of Capital Stock

            Pursuant to an acquisition agreement dated September 17, 1997, the Company issued 2,000,000 shares of common stock to Mushroom in consideration for all of the issued and outstanding shares of common stock of Mushroom's wholly owned subsidiary ePost Canada. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

      Mushroom made a further distribution of the shares of common stock as follows: 1,020,000 to Robert Sendoh, 600,000 shares of common stock to Carl Whitehead, 200,000 shares of common stock to William Kaleta and 180,000 shares of common stock to Chiyoko Asanuma. On September 18, 1998, the Company issued an additional 4,180,000 shares of common stock to Mushroom for the acquisition of CEM for an aggregate consideration of $4,180 or $0.001 value each share.

            Mushroom made a further distribution of the shares of common stock as follows: 480,000 to Robert Sendoh, 900,000 shares of common stock to Carl Whitehead, 1,300,000 shares of common stock to William Kaleta and 1,500,000 shares of common stock to Kelly Shane Montalban.

            b. Transfer of Shares of Common Stock

            On September 18, 1998, Robert Sendoh and Carl Whitehead, as officers and directors of the Company, transferred an aggregate of 562,000 shares of common stock as follows: 400,000 shares to Steve Berry, 12,000 shares to Pezhman Sharifi and 150,000 shares to Miulet Technologies, Ltd. The transfer was in consideration and in lieu of the payment for an aggregate of $20,000 in services performed valued at $0.036 per share. The value of the shares was determined based upon the risk of the holding period and represents 1/2 the market price of the shares.

      c. Officer Compensation

For the period from inception, September 5, 1997, to December 31, 1998, the Company has not paid any officer in excess of $100,000.

Note 8 - Income Taxes

The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

At December 31, 1998, the Company has net operating loss carry forwards for income tax purposes of $261,573. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent. The components of the net deferred tax asset as of December 31, 1998 are as follows:

         Deferred tax asset:
                       Net operating loss carry forward           $    82,328
                       Valuation allowance                        $   (82,328)
                        Net deferred tax asset                    $        -0-

The Company recognized no income tax benefit for the loss generated in the period from inception, September 5, 1997, to December 31, 1998. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 9 - Commitments and Contingencies

a. Lease agreement for office space

The Company has leased 408.1 square meters of office space from the Minister of Public Works and Government Services at #101-260 West Esplanade Street, North Vancouver, British Columbia at a rent of $2,609 per month for an annual rent of $31,305. The lease began on February 1, 1998 and will terminate on December 30, 1999. A security deposit of $2,609 was paid and a six month advance prepaid rental of $16,836.

            Rent expense for the period ending December 31, 1997 and for the year ended December 31, 1998 is $-0- and $27,168 respectively.

            Future minimum lease payments as at December 31, 1998 and 1999 is $31,305.

b. Stock Warrants

The Company has authorized 2,000,000 warrants to purchase an additional 2,000,000 shares of common stock as part of a private placement dated October 27, 1997. As of December 31, 1998, the number of warrants outstanding was 1,390,000. The Company has reserved that many shares of common stock at December 31, 1998.

            c. Software Development Contracts

            (1) The Company has entered into a one year employment agreement with Marian Miulet though its wholly owned subsidiary ePost Innovations, Inc. for the development of the Company proposed software products. The Company is required to pay an annual salary of $25,200 beginning February 1, 1998.

            (2) The Company has entered into an employment agreement with Bill Kaleta for a period of one year November 1, 1997 at a monthly fee of $1,800 for the development of the Company's computer software products.

            Note 11 - Non Cash Transactions

            For the year ending December 31, 1998, the Company issued shares of common stock as follows:

                    Acquisition of ePOST 2,000,000 shares of common stock               $ 2,000
                    Issuance of 15,000 shares at $0.50 per share for legal expenses       7,500
                    Acquisition of CEM 4,180,000 shares at $0.001                         4,180
                    Transfer of personal shares                                          20,000
                                                                                        -------
                    Total non cash expenditures                                         $33,680

Note 12 - Development Stage Company

            The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is marketing program, acquire additional equipment, management talent, inventory and working capital to engage in profitable business activity. Since its organization, the Company's activities have been limited to determining the feasibility of the software products and beginning initial programming and product development and the conducting of marketing research, and the preparation of documentation and the sale of a private placement offering.

                               CYPOST CORPORATION
                          (A Development Stage Company)

                CONSOLIDATED BALANCE SHEET - - SEPTEMBER 30, 1999

                                   (Unaudited)

                                 (U.S. Dollars)

                                     ASSETS
CURRENT ASSETS:
    Cash                                                                        $ 2,414,094
    Accounts receivable                                                             121,019
    Prepaid expenses                                                                 49,144
                                                                                -----------

                                                                                  2,584,257
CAPITAL ASSETS, at cost:
    Furniture and equipment                                    $    13,817
    Leasehold improvements                                           3,237
    Computer hardware and software                                 136,576
                                                               -----------
                                                                   153,630
    Less- Accumulated amortization                                  (5,474)         148,156
                                                               -----------

DEPOSITS AND OTHER ASSETS                                                            97,204

GOODWILL                                                                            751,208
                                                                                -----------

                                                                                $ 3,580,825
                                                                                ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued liabilities                                    $   330,656
    Loans                                                                         2,670,450
    Deferred revenue                                                                 75,283
                                                                                -----------

                                                                                  3,076,389
STOCKHOLDERS' EQUITY:
    Share capital
       - Preferred stock - 5,000,000 authorized shares;
          nil issued and outstanding
       - Common stock - 20,000,000 authorized shares;
          11,239,570 issued and outstanding                    $    11,240
    Additional paid in capital                                   2,117,165
    Deficit                                                     (1,609,503)
    Cumulative translation adjustment                              (14,466)         504,436
                                                               -----------      -----------

                                                                                $ 3,580,825
                                                                                ===========

               The accompanying notes are an integral part of this
                          consolidated balance sheet.

                               CYPOST CORPORATION
                          (A Development Stage Company)

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED
                           SEPTEMBER 30, 1999 AND 1998

                                   (Unaudited)

                                 (U.S. Dollars)

                                                                                                                     From Inception
                                                            Three Months Ended               Nine Months Ended       of September 5,
                                                               September 30,                     September 30,           1997 to
                                                       ---------------------------     ----------------------------   September 30,
                                                          1999             1998             1999             1998          1999
                                                       -----------     -----------     -----------      -----------    -----------
REVENUE                                                $   185,670     $        --     $   197,068      $        --    $   198,991

DIRECT COSTS                                                49,275              --          49,275               --         49,275
                                                       -----------     -----------     -----------      -----------    -----------

                                                           136,395              --         147,793               --        149,716
                                                       -----------     -----------     -----------      -----------    -----------

EXPENSES:
    General and administrative                              41,848          34,840         500,156          320,204        924,619
    Salaries and benefits                                  381,083                         406,193                         406,193
    Sales and marketing                                      9,590              --         261,093               --        261,093
    Development                                            114,339                         142,010                         142,010
    Amortization                                            13,040              --          19,071            2,852         25,304
                                                       -----------     -----------     -----------      -----------    -----------

                                                           559,900          34,840       1,328,523          323,056      1,759,219
                                                       -----------     -----------     -----------      -----------    -----------

               Net loss                                   (423,505)        (34,840)     (1,180,730)        (323,056)    (1,609,503)

DEFICIT, beginning of period                            (1,018,798)       (131,033)       (261,573)         (10,017)            --
                                                       -----------     -----------     -----------      -----------    -----------

DEFICIT, end of period                                 $(1,442,303)    $  (165,873)    $(1,442,303)     $  (333,073)   $(1,609,503)
                                                       ===========     ===========     ===========      ===========    ===========

LOSS PER SHARE                                         $     (0.04)    $     (0.01)    $     (0.12)     $     (0.07)
                                                       ===========     ===========     ===========      ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING     9,957,851       4,156,839       9,957,851        4,156,839
                                                       ===========     ===========     ===========      ===========

                               CYPOST CORPORATION
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED
                           SEPTEMBER 30, 1999 AND 1998

                                   (Unaudited)

                                 (U.S. Dollars)

                                                                                                                     From Inception
                                                             Three Months Ended             Nine Months Ended        of September 5,
                                                                September 30,                  September 30,             1997 to
                                                       ----------------------------    ----------------------------   September 30,
                                                           1999             1998           1999             1998           1999
                                                       -----------      -----------    -----------      -----------    -----------
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES
    Net loss for the period                            $  (423,505)     $   (34,840)   $(1,180,730)     $  (323,056)   $(1,609,503)
    Add item not affecting cash-
       Amortization                                         13,040               --         19,071            2,852         25,304
       Non-cash Expenses                                                                                    167,200        167,200
                                                       -----------      -----------    -----------      -----------    -----------

                                                          (410,465)         (34,840)    (1,161,659)        (153,004)    (1,416,999)

    Change in non-cash operating accounts                  (68,978)           2,298         69,000              387         85,772
                                                       -----------      -----------    -----------      -----------    -----------

                                                          (479,443)         (32,542)    (1,092,659)        (152,617)    (1,331,227)
                                                       -----------      -----------    -----------      -----------    -----------

CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES:
    Proceeds (purchase) of capital assets                  (34,169)             644        (55,194)         (18,360)       (66,879)
    Acquisition of Hermes Net Solutions, Inc.                   --               --       (445,112)              --       (445,112)
    Acquisition of Intouch.Internet Inc.                        --               --       (197,917)              --       (197,917)
    Purchase of other assets                               (69,477)              --        (54,220)              --        (99,755)
                                                       -----------      -----------    -----------      -----------    -----------

                                                          (103,646)             644       (752,443)         (18,360)      (809,663)
                                                       -----------      -----------    -----------      -----------    -----------

CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES:
    Loan repayment                                         (66,841)              --             --               --             --
    Loan proceeds                                        2,770,450               --      3,670,450               --      3,670,450
    Issuance of shares                                          --           44,000        556,000          185,000        899,000
    Change in cumulative translation adjustment            (14,466)          (2,162)       (14,466)          (2,847)       (14,466)
                                                       -----------      -----------    -----------      -----------    -----------

                                                         2,689,143           41,838      4,211,984          182,153      4,554,984
                                                       -----------      -----------    -----------      -----------    -----------

               Increase in cash                          2,106,054            9,940      2,366,882           11,176      2,414,094

CASH, beginning of period                                  308,040            5,103         47,212            3,867             --
                                                       -----------      -----------    -----------      -----------    -----------

CASH, end of period                                    $ 2,414,094      $    15,043    $ 2,414,094      $    15,043    $ 2,414,094
                                                       ===========      ===========    ===========      ===========    ===========

SUPPLEMENTAL DISCLOSURE:

(a) For the nine months ended September 30, 1999, the Company converted $1,000,000 of loans to shares.

                               CYPOST CORPORATION
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                                   (Unaudited)

                                 (U.S. Dollars)

1.    BASIS OF PRESENTATION

      Going Concern

      These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" which assume that Cypost Corporation (the "Company") will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

      The Company is a development stage company and has incurred net losses of $1,442,303 for the period from inception of September 5, 1997 to September 30, 1999. The Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing and attain profitable operations.

      These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

      Interim Financial Statements

      These financial statements do not include certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. These interim financial statements are prepared pursuant to regulations of the Securities and Exchange Commission.

      In the opinion of management, these financial statements include all adjustments which are necessary for fair presentation.

2.    ACQUISITIONS

      Effective June 30, 1999, the Company purchased all the issued and outstanding shares of Hermes Net Solutions, Inc. for a purchase price of $750,000 Cdn. The consideration for this purchase consisted of cash of $640,000 Cdn. and a loan payable of $110,000 Cdn.

      Also effective June 30, 1999, the Company purchased all the issued and outstanding shares of Intouch.Internet Inc. for a purchase price of $447,000 Cdn. The consideration for this purchase consisted of cash of $405,000 Cdn. and the issuance of 6,750 common shares valued at $42,000 Cdn.

      Both acquisitions have been accounted for by the purchase method of accounting. In both acquisitions, the net assets acquired consisted primarily of goodwill which will be amortized over five years on the straight line basis. These financial statements include the results of operations of the two acquired businesses for the period from July 1, 1999 to September 30, 1999.

3.    SUBSEQUENT EVENTS

      Acquisition of NetRover Inc. and NetRover Office Inc.

      On October 4, 1999, the Company purchased all the issued and outstanding shares of NetRover Inc. and NetRover Office Inc. for a net purchase price of $4,000,000 Cdn. The net purchase price of $3,000,000 Cdn. was satisfied by a cash payment of $1,000,000 Cdn., the issue of 146,000 common shares valued at $6.85 Cdn. per share, and a loan payable of $100,000 Cdn. which, subject to certain adjustments, is due on December 4, 1999. These purchases will be accounted for under the purchase method of accounting.

      Acquisition of Connect Northwest Internet Services and Internet Arena,
      Inc.

      On October 26, 1999, the Company purchased all the issued and outstanding shares of Connect Northwest Internet Services for a net purchase price of $1,320,000 US. The purchase price was satisfied by a cash payment of $660,000 US and the issuance of 98,655 of the Company's common shares.

      On November 9, 1999, the Company purchased all the issued and outstanding shares of Internet Arena, Inc. for a net purchase price of $230,000 US. The purchase price was satisfied by a cash payment of $172,500 US, the issuance of 67,132 of the Company's common shares, and a loan payable of $57,500 US due on January 4, 2000.

      These purchases will be accounted for under the purchase method of accounting.

4.    LOANS

      The loans are unsecured, bear interest at 8% per annum and are payable on demand in the form of cash or convertible into the Company's common shares at $1.50 per share.

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               Fax (973) 790-8845

To The Board of Directors and Shareholders of Mushroom Innovations Inc.
  a Victoria, British Columbia, Canadian corporation (a development stage company)

I have audited the accompanying consolidated balance sheet of Mushroom Innovations Inc. (a development stage company) as of August 31, 1997 and the related consolidated statements of operations, cash flows and shareholders' equity for the period from inception, February 11, 1997, to August 31, 1997. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mushroom Innovations Inc. (a development stage company) as of August 31, 1997 and the results of consolidated its operations, shareholders equity and cash flows for period from inception, February 11, 1997, to August 31, 1997 in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that Mushroom Innovations Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Mushroom Innovations Inc. (a development stage company) to continue as a going concern.


Thomas P. Monahan, CPA
January 18, 1998
Paterson, New Jersey

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                           CONSOLIDATED BALANCE SHEET
                                 August 31, 1997

                                     Assets
Current assets
  Cash and cash equivalents                                              18,477
  GST tax receivable                                                        545
                                                                       --------
  Total current assets                                                   19,022

Property and equipment-net                                                4,354

Other assets
  Software development costs                                              5,274
                                                                       --------
Total other assets                                                        5,274
                                                                       --------
Total assets                                                           $ 28,650
                                                                       ========


                      Liabilities and Stockholders' Equity

Current liabilities
  Officer loan payable                                                 $ 21,898
                                                                       --------
  Total current liabilities                                              21,898


Stockholders' equity
  Common Stock authorized 10,000,000 shares, no par value each            7,299
At August 31, 1997, there are 95,000 shares outstanding .
 Retained earnings deficit                                                 (547)
                                                                       --------
Total stockholders' equity                                                6,752
                                                                       --------
Total liabilities and stockholders' equity                             $ 28,650
                                                                       ========

                     See accompanying notes to financial statements.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
       FOR THE PERIOD FROM INCEPTION, FEBRUARY 11, 1997 TO AUGUST 31, 1997

Revenue                                                                    $-0-

Costs of goods sold                                                         -0-
                                                                          -----

Gross profit                                                                -0-

Operations:
  General and administrative                                                 59
  Depreciation and  amortization                                            488
                                                                          -----
  Total expense                                                             547

Net income (loss)                                                         $(547)
                                                                          =====

                     See accompanying notes to financial statements.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
       FOR THE PERIOD FROM INCEPTION, FEBRUARY 11, 1997 TO AUGUST 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                    $   (547)
Adjustments to reconcile net loss to cash used in operating
activities
  Depreciation                                                              488
  GST tax receivable                                                       (545)
                                                                       --------
TOTAL CASH FLOWS FROM OPERATIONS                                           (604)

CASH FLOWS FROM FINANCING ACTIVITIES
  Officer Loan payable                                                   21,898
  Sale of common stock                                                    7,299
                                                                       --------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                               29,197

CASH FLOWS FROM INVESTING ACTIVITIES
  Software development costs                                             (5,274)
  Purchase of fixed assets                                               (4,842)
                                                                       --------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                              (10,116)

NET INCREASE (DECREASE) IN CASH                                          18,477
CASH BALANCE BEGINNING OF PERIOD                                            -0-
                                                                       --------
CASH BALANCE END OF PERIOD                                             $ 18,477
                                                                       ========

                 See accompanying notes to financial statements

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                        Retained
                              Common       Common       earnings
Date                          Stock        Stock        deficit         Total
----                          -----        -----        -------         -----
Sale of initial shares        95,000       $ 7,299                     $ 7,299
Net loss                                                    (547)         (547)
                             -------       -------       -------       -------
Balances August 31, 1997      95,000       $ 7,299       $  (547)      $ 6,752
                             =======       =======       =======       =======

                 See accompanying notes to financial statements

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

Note 1 - Formation of Company and Issuance of Common Stock

      a. Formation and Description of the Company

      Mushroom Innovations Inc. (the "Company"), was formed under the name 536445 B.C. LTD as a Victoria, British Columbia, Canadian corporation February 11, 1997 and authorized to issue to 100,000 shares of common stock, no par value. On March 14, 1997, the a certificate of name change was filed amending the corporate name to Mushroom Innovations Inc.

      b. Description of Company

      The Company is a development stage company that was organized as a holding company for two subsidiaries ePOST Innovations, Inc. ("ePOST") and Communication Exchange Management, Inc. ("CEM"). CEM is involved with the development of data encryption software. ePOST assets consisted of proprietary knowledge of various computer software products under development.

      c. Issuance of Shares of Common Stock

      On May 28, 1997 the Company sold an aggregate of 95,000 shares as follows:
60,000 shares to Robert Sendoh; 30,000 shares to Carl Whitehead and 5,000 shares to Bill Kaleta for an aggregate consideration of $7,299..

Note 2-Summary of Significant Accounting Policies

      a. Basis of Financial Statement Presentation

      The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $547 for the period from inception, February 11, 1997, August 31, 1997. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company has been financed to date through an officer's loan of $28,467 and is dependent upon the resources of management to fund the ongoing operations of the Company until profitability is achieved. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source code, continued research and development and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

      The consolidated financial statements presented at August 31, 1997 consist of the consolidated balance sheet as at August 31, 1997 of the Company, CEM and ePOST and the consolidated statements of operations, cash flows and stockholders equity for the period from inception, February 11, 1997, to August 31, 1997.

      b. Cash and Cash Equivalents

      Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash

      c. Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

      d. Earnings per share

      Net income (loss) per share has been computed in accordance with SFAS 128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and common equivalent shares outstanding during the period. The effects of potential common shares such as warrants as the effect would be antidilutive.

      The weighted average number of shares used in calculating basic and diluted net income per share were 47,500.

      e. Revenue recognition

      Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped (or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

      Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

      f. Selling and Marketing Costs

      Selling and Marketing costs, which are generally expensed as incurred for the period from inception, February 11, 1997, to August 31, 1997 was $-0-.

      g. Software Development

      The Company develops and tests software code to produce software masters which becomes the core products sold to customers. The Company also purchases and licenses software code contractually to include with the software masters. The cost of software developed, licensed, and purchased for inclusion with the software masters is amortized using the straight line method over the products' estimated useful lives, which is typically two years. Periodic royalty fees for license software are expensed in the related period.

      The costs to establish the technological feasibility of software products, including the designing, coding and testing activities that are necessary to establish that a software product is both feasible and can be produced, are treated as research and development costs and are expensed as incurred.

      A summary of software development costs at August 31, 1997 is as follows:

                                                         CEM         ePost
Cost incurred for product development
  and licensing                                        $3,274       $2,000

      h. Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

      i. Foreign Currency Translation

      Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

      j. Significant Concentration of Credit Risk

      At August 31, 1997, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

      k. Research and Development Expenses

      Research and development expenses are charged to operations when incurred.

      l. Patent Costs

      Costs incurred to acquire exclusive licenses of patentable technology or costs incurred to patent technologies are capitalized and amortized over the shorter of a five year period or the term of the license or patent. The portion of these amounts determined to be attributable to patents is amortized over their remaining lives and the remainder is amortized over the estimated period of benefit but not more than 40 years on a straight line basis.

      m. Asset Impairment

      The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of long lived assets and for long-lived assets to be disposed of effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. There was no effect of such adoption on the Company's financial position or results of operations.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

Note 3 - Transfer of Assets

      Pursuant to an acquisition agreement dated September 17, 1997, Cypost Corporation issued 2,000,000 shares of common stock at $0.0001 per share for an aggregate consideration of $2,000 to the Company in consideration for all of the issued and outstanding shares of common stock of EPOST Innovations, Inc. ("ePost Canada"), a corporation formed under the laws of British Columbia. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

      The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

      Carl Whitehead, Bill Kaleta and Robert Sendoh are officers and directors of the Company and Cypost Corporation.

      The Company sold all the rights, title and interest to all the assets owned by ePost Canada. Those assets consisted of proprietary knowledge of various computer software products under development by ePost Canada.

Note 4 - Related Party transactions

      a. Leased Office Space

      The Company occupies office space at 1812 Boatlift Lane, Vancouver, British Columbia V6H 3Y2. Rent is payable on a month to month basis at $200 per month.

      b. Officer Salaries

      No officer has received a salary in excess of $100,000.

      c. Loan Payable-Shareholder

      The Company is obligated to repay moneys advanced by Robert Sendoh aggregating $28,467 with interest at 6% and is payable on demand.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

Note 5 - Property Plant and Equipment

      Property Plant and Equipment consists of the following at August 31, 1997:

            Furniture and fixtures                  $4,842
            Less accumulated depreciation              488
                                                    ------
            Property Plant and Equipment -net       $4,354
                                                    ======

Note 6 - Income Taxes

      The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of August 31, 1997, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

      At August 31, 1997, the Company has net operating loss carry forwards for income tax purposes of $547. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

      The components of the net deferred tax asset as of August 31, 1997 are as follows:

            Deferred tax asset:
            Net operating loss carry forward             $  186
            Valuation allowance                          $ (186)
                                                         ------
            Net deferred tax asset                       $  -0-

      The Company recognized no income tax benefit from the loss generated for the period from inception, February 11, 1997, to August 31, 1997. . SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 7 - Business and Credit Concentrations

      The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

Note 8 - Development Stage Company

      The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is research and development, programming development, production of masters scheduling and its marketing program, acquire additional equipment, management talent, inventory and working capital to engage in any profitable business activity. Since its organization, the Company's activities have been limited to the preliminary development of its new products, hiring personnel and acquiring equipment and office space, conducting research and development of its technology and preparation of marketing documentation.

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               Fax (973) 790-8845

To The Board of Directors and Shareholders of Mushroom Innovations Inc.
  a Victoria, British Columbia, Canadian corporation (a development stage company)

I have audited the accompanying consolidated balance sheet of Mushroom Innovations Inc. (a development stage company) as of December 31, 1997 and the related consolidated statements of operations, cash flows and shareholders' equity for the period from inception, February 11, 1997, to December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mushroom Innovations Inc. (a development stage company) as of December 31, 1997 and the results of consolidated its operations, shareholders equity and cash flows for period from inception, February 11, 1997, to December 31, 1997 in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that Mushroom Innovations Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Mushroom Innovations Inc. (a development stage company) to continue as a going concern.


Thomas P. Monahan, CPA
January 18, 1998
Paterson, New Jersey

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1997

                                                                        June 30,
                                                        December 31,     1998
                                                           1997        Unaudited
                                                           ----        ---------

                            Assets

Current assets
  Cash and cash equivalents                                   813          $-0-
  GST tax receivable                                        1,260         1,271
                                                          -------       -------
  Total current assets                                      2,073         1,271

Property and equipment-net                                  5,834         5,346

Other assets
  Software development costs                                9,843         9,844
  Investment in affiliated company                          2,000         2,000
                                                                        -------
Total other assets                                         11,843        11,844
                                                          -------       -------
Total assets                                              $19,750       $18,461
                                                          =======       =======

                      Liabilities and Stockholders' Equity

Current liabilities
  Officer loan payable                                   $ 22,336      $ 22,993
                                                         --------      --------
  Total current liabilities                                22,336        22,993

Stockholders' equity
  Common Stock authorized 10,000,000 shares, no par         7,299         7,299
value each. At  December 31, 1997 and June 30,
1998, there are 95,000 shares outstanding
  Retained earnings deficit                                (9,885)      (11,991)
                                                         --------      --------
  Total stockholders' equity                               (2,586)       (4,692)
                                                         --------      --------
  Total liabilities and stockholders' equity             $ 19,750      $ 18,301
                                                         ========      ========

                 See accompanying notes to financial statements.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                    For the
                                  period from        For the       For the period
                                   inception,      six months      from inception,
                                  February 11,        ended      February 11, 1997 to
                                    1997 to       June 30, 1998   December 31, 1997
                               December 31, 1997    Unaudited        Unaudited
                               -----------------    ---------        ---------
Revenue                             $    -0-         $    -0-         $    -0-

Costs of goods sold                      -0-              -0-              -0-
                                    --------         --------         --------

Gross profit                             -0-              -0-              -0-

Operations:
  General and administrative           8,799              803            9,602
  Depreciation and amortization          648              648            1,296
                                    --------         --------         --------
  Total expense                        9,447            1,451           10,898

Other expenses
  Interest expense                       438              657            1,095
                                    --------         --------         --------
  Total other expense                    438              657            1,095

Net income (loss)                   $ (9,885)        $ (2,108)        $(11,993)
                                    ========         ========         ========

                 See accompanying notes to financial statements.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
       FOR THE PERIOD FROM INCEPTION, FEBRUARY 11, 1997 TO AUGUST 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                      $   (547)
Adjustments to reconcile net loss to cash used in operating activities
  Depreciation                                                                488
  GST tax receivable                                                         (545)
                                                                         --------
TOTAL CASH FLOWS FROM OPERATIONS                                             (604)

CASH FLOWS FROM FINANCING ACTIVITIES
  Officer Loan payable                                                     21,898
  Sale of common stock                                                      7,299
                                                                         --------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                                 29,197

CASH FLOWS FROM INVESTING ACTIVITIES
  Software development costs                                               (5,274)
  Purchase of fixed assets                                                 (4,842)
                                                                         --------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                                (10,116)

NET INCREASE (DECREASE) IN CASH                                            18,477
CASH BALANCE BEGINNING OF PERIOD                                              -0-
                                                                         --------
CASH BALANCE END OF PERIOD                                               $ 18,477
                                                                         ========

                 See accompanying notes to financial statements.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                       Deficit
                             Common     Common    during accumulated
                             Stock      Stock      development stage    Total
                             -----      -----     ------------------    -----
Sale of initial shares       95,000    $  7,299                       $  7,299
Net loss                                                (9,885)         (9,885)
                                                      --------        --------
Balances December 31, 1997   95,000    $  7,299       $ (9,885)       $ (2,586)
Unaudited
Net loss                                                (2,106)         (2,106)
                                                      --------        --------
Balance June 30, 1998        95,000    $  7,299       $(11,991)       $ (4,692)
                             ======    ========       ========        ========

                 See accompanying notes to financial statements.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

Note 1 - Formation of Company and Issuance of Common Stock

      a. Formation and Description of the Company

      Mushroom Innovations Inc. (the "Company"), was formed under the name 536445 B.C. LTD as a Victoria, British Columbia, Canadian corporation February 11, 1997 and authorized to issue to 100,000 shares of common stock, no par value. On March 14, 1997, the a certificate of name change was filed amending the corporate name to Mushroom Innovations Inc.

      b. Description of Company

      The Company is a development stage company that was organized as a holding company for two subsidiaries ePOST Innovations, Inc. ("ePOST") and Communication Exchange Management, Inc. ("CEM"). CEM is involved with the development of data encryption software. ePOST assets consisted of proprietary knowledge of various computer software products under development.

      c. Issuance of Shares of Common Stock

      On May 28, 1997 the Company sold an aggregate of 95,000 shares as follows:
60,000 shares to Robert Sendoh; 30,000 shares to Carl Whitehead and 5,000 shares to Bill Kaleta.

Note 2-Summary of Significant Accounting Policies

      a. Basis of Financial Statement Presentation

      The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $11,991 for the period from inception, February 11, 1997, June 30, 1998. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company has been financed to date through an officer's loan of $22,993 and is dependent upon the resources of management to fund the ongoing operations of the Company until profitability is achieved. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source code, continued research and development and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

      The consolidated financial statements presented at December 31, 1997 consist of the consolidated balance sheet as at December 31, 1997 of the Company and CEM and the consolidated statements of operations, cash flows and stockholders equity for the period from inception, February 11, 1997, to December 31, 1997.

      The unaudited consolidated financial statements presented at June 30, 1998 consist of the unaudited consolidated balance sheet as at June 30, 1998 of the Company and CEM and the unaudited consolidated statements of operations, cash flows and stockholders equity for the six months ended June 30, 1998 and for the period from inception, February 11, 1997, to June 30, 1998.

      b. Cash and Cash Equivalents

      Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash.

      c. Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

      d. Earnings per share

      Net income (loss) per share has been computed in accordance with SFAS 128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and common equivalent shares outstanding during the period. The effects of potential common shares such as warrants as the effect would be antidilutive.

      The weighted average number of shares used in calculating basic and diluted net income per share were 47,500 and 95,000.

      e. Revenue recognition

         Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

(or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

      Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

      f. Selling and Marketing Costs

      Selling and Marketing costs, which are generally expensed as incurred for the period from inception, February 11, 1997, to December 31, 1997 and for the six months ended June 30, 1998 was $-0- and $-0- respectively.

      g. Software Development

      The Company develops and tests software code to produce software masters which becomes the core products sold to customers. The Company also purchases and licenses software code contractually to include with the software masters. The cost of software developed, licensed, and purchased for inclusion with the software masters is amortized using the straight line method over the products' estimated useful lives, which is typically two years. Periodic royalty fees for license software are expensed in the related period.

      The costs to establish the technological feasibility of software products, including the designing, coding and testing activities that are necessary to establish that a software product is both feasible and can be produced, are treated as research and development costs and are expensed as incurred.

      A summary of software development costs at December 31, 1997 is as follows:

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

                                               December 31,     June 30,
                                                  1997            1998
Cost incurred for product development
  and licensing for CEM                          $4,180          $4,180
Other projects                                    5,663           5,663
                                                 ------          ------
Total software development                       $9,843           9,844

      h. Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      i. Foreign Currency Translation

      Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

      j. Significant Concentration of Credit Risk

      At December 31, 1997, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

      k. Research and Development Expenses

      Research and development expenses are charged to operations when incurred.

      l. Patent Costs

      Costs incurred to acquire exclusive licenses of patentable technology or costs incurred to patent technologies are capitalized and amortized over the shorter of a five year period or the term of the license or patent. The portion of these amounts determined to be attributable to patents is amortized over their remaining lives and the remainder is amortized over the estimated period of benefit but not more than 40 years on a straight line basis.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

      m. Asset Impairment

      The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of long lived assets and for long-lived assets to be disposed of effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. There was no effect of such adoption on the Company's financial position or results of operations.

      g. Unaudited Financial Information

      In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 1998 and the results of its operations and its cash flows for the six months ended June 30, 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Note 3 - Transfer of Assets

      Pursuant to an acquisition agreement dated September 17, 1997, Cypost Corporation issued 2,000,000 shares of common stock at $0.0001 per share for an aggregate consideration of $2,000 to the Company in consideration for all of the issued and outstanding shares of common stock of EPOST Innovations, Inc. ("ePost Canada"), a corporation formed under the laws of British Columbia. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

      The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

      Carl Whitehead, Bill Kaleta and Robert Sendoh are officers and directors of the Company and Cypost Corporation.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

      The Company sold all the rights, title and interest to all the assets owned by ePost Canada. Those assets consisted of proprietary knowledge of various computer software products under development by ePost Canada.

      b. Acquisition of Communication Exchange Management, Inc.

      On September 18, 1998, the Company sold an additional subsidiary, CEM to Cypost Corporation, The Company received 4,180,000 shares of common stock valued at $0.001 per share for an aggregate consideration of $4,180 in a related party transaction to Cypost for all of the issued and outstanding stock of CEM and its assets consisting of the source code written for data encryption software, personal information management and electronic mail functionality along with the intellectual rights to a number of other projects. The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

Note 4 - Related Party transactions

      a. Leased Office Space

      The Company occupies office space at 1812 Boatlift Lane, Vancouver, British Columbia V6H 3Y2. Rent is payable on a month to month basis at $200 per month.

      b. Officer Salaries

      No officer has received a salary in excess of $100,000.

      c. Loan Payable-Shareholder

      The Company is obligated to repay moneys advanced by Robert Sendoh aggregating $28,467 with interest at 6% and is payable on demand.

Note 5 - Property Plant and Equipment

      Property Plant and Equipment consists of the following at December 31, 1997:

            Furniture and fixtures                   $6,482       $6,482
            Less accumulated depreciation               648        1,296
                                                     ------       ------
            Property Plant and Equipment -net        $5,834       $5,346
                                                     ======       ======

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

Note 6 - Income Taxes

      The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of June 30, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

      At June 30, 1998, the Company has net operating loss carry forwards for income tax purposes of $11,991. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

      The components of the net deferred tax asset as of June 30, 1998 are as follows:

            Deferred tax asset:
            Net operating loss carry forward        $  4,077
            Valuation allowance                     $ (4,077)
                                                    --------
            Net deferred tax asset                  $    -0-

      The Company recognized no income tax benefit from the loss generated for the period from inception, February 11, 1997, to June 30, 1998. . SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 7 - Business and Credit Concentrations

      The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

                            MUSHROOM INNOVATIONS INC.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1997

Note 8 - Development Stage Company

      The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is research and development, programming development, production of masters scheduling and its marketing program, acquire additional equipment, management talent, inventory and working capital to engage in any profitable business activity. Since its organization, the Company's activities have been limited to the preliminary development of its new products, hiring personnel and acquiring equipment and office space, conducting research and development of its technology and preparation of marketing documentation.